VIA EDGAR AND FACSIMILE
January 27, 2006

Re:	Accenture SCA File No. 000-49713 Form 10-K for the year ended August 31, 2005 Form 10-Q for the quarter ended November 30, 2005 Our letter dated November 30, 2005
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Kathleen A. Collins, Branch Chief Jorge Bonilla, Staff Accountant
Dear Ms. Collins and Mr. Bonilla:
     On behalf of Accenture SCA (the “Company”), we are providing the following responses to the comments set forth in your comment letter dated January 12, 2006. To assist your review, we have retyped the text of the Staff’s comments below.
Form 10-K
Note 1 – Summary of Significant Accounting Policies
Revenue Recognition, Page F-11
1.	We note your response to our previous comment no. 5. We also note your disclosures on page 27 where you indicate that aggregate losses on the NHS Contracts for fiscal 2005 were $140 million. On page F-11 you indicate that the losses recognized during each of the three years ended August 31, 2005 were insignificant. Did the Company record the $140 million loss on the NHS contract? If so, how did you determine this loss was insignificant considering it represented over 6% of the Company’s pre-tax income? You also state that losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Please reconcile this statement to the disclosures on page 27 where you indicate “we continue to expect contract losses for fiscal 2006...”

Response:

We have applied the provisions of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables” (Issue 00-21), and have separated the NHS contracts into two units of accounting, technology integration consulting services, and outsourcing services.

Our disclosure on page 27 describes fiscal year 2005 period losses on the NHS contracts. We have accounted for the outsourcing services in accordance with SEC Staff Accounting Bulletin No. 101 (SAB 101), “Revenue Recognition in Financial Statements,” as amended by SAB 104, “Revenue Recognition,” and, accordingly, we have expensed outsourcing services fulfillment costs as incurred and have only recorded outsourcing services revenues when earned. The Company recorded a loss of $140 million on the NHS contracts in fiscal year 2005. This loss was primarily the excess of fiscal year 2005 outsourcing services fulfillment costs over fiscal year 2005 outsourcing services revenues earned.

Page F-11 describes our accounting policy for accruing contract losses on contracts where losses over the remaining contract term are considered to be probable and reasonably estimable. At each reporting date, as we believed it was probable that all unbilled services previously recorded continued to be recoverable and we did not believe it was probable that we would incur losses for either technology integration consulting services or outsourcing services over the remaining term of the NHS contracts, we, therefore, recognized no losses on the NHS contracts beyond losses incurred to date.

2.	Your disclosures on page 17 in the February 28, 2005 Form 10-Q with regards to the NHS contracts indicated “We are continuing to work with the NHS to agree to alternative deployment plans and to consider different financing arrangements. Under our contracts with the NHS our ability to bill and collect the unbilled services we are carrying is subject to our ability to agree with our client on alternative deployment plans and to successful deployment.” Tell us the status of these alternative deployment plans at August 31, 2005 and November 30, 2005. Tell us how you determined the adequacy of capitalizing the costs associated with the “client financing” arrangements considering it appears that your ability to recover these costs are contingent upon the Company achieving certain performance targets, which to date have been at risk. Provide the specific accounting guidance that supports your conclusions for capitalizing these costs as client financings.

Response:

As noted in response to no. 1 above, we have applied the provisions of Issue 00-21 and have separated the NHS contracts into two units of accounting, technology integration consulting services and outsourcing services. The technology integration consulting services are generally the design, build and implementation of systems applications and related processes at the NHS and are referred to as deployments. Our contracts with the NHS detail specific systems deployments to be made to multiple care settings such as hospitals, as well as the schedule for delivery of these systems deployments. The total number of systems deployments, as well as the final date of delivery for all systems deployments, under the original contracts remained unchanged at August 31, 2005 and November 30, 2005. By mutual agreement, the timing of the delivery of scheduled deployments during the term of the contracts may be changed, from time to time, through a change control process. The total number of systems deployments and timing of deliveries for the year ended December 31, 2005 was changed from that set forth in the original contracts by such a mutual agreement, effective on or about April 1, 2005. Neither this agreement regarding alternative deployment plans nor previous such agreements have changed the total number of systems deployments or the final date of delivery for all systems developments under the original contracts.

We are recognizing revenues for the technology integration consulting services on the percentage-of-completion method in accordance with American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” (SOP 81-1). Under the terms of these contracts, billings are rendered upon deployment of individual components. This billing structure results in delays in cash collection and, therefore, results in the recording of unbilled services, which we refer to as client financing, since it is not immediately billable. This does not impact revenue recognition under the percentage-of-completion method of accounting.

We have performed ongoing reviews to evaluate whether payments tied to the completion of systems deployments (milestones) are probable of achievement and we have included in the percentage-of-completion calculation only those payments tied to milestones that are probable of achievement.

We believe that our ability to estimate revenues for systems integration is consistent with paragraph 55 of SOP 81-1 which indicates:
“The total amount of revenue that ultimately will be realized on a contract is often subject to a variety of changing circumstances and accordingly may not be known until the parties to the contract have fully performed their obligations. Thus, the determination of total estimated revenue requires careful consideration and the exercise of judgment in assessing the probabilities of future outcomes.”
Accenture believes that it has the ability to make sufficient estimates of costs, estimates-to-complete, and revenues in order to apply percentage-of-completion as required by paragraph 23 of SOP 81-1.
Note 2 – Restructuring and Organization Cost (Benefits), page F-19
3.	We have read and considered your response to comment no. 6. With regards to your response, please explain the following:
•	We note that with the help of external advisors, the Company identified those partners for whom local tax advice indicated that it was probable the reorganization transaction would result in an immediate or disproportionate tax liability. If you made the determination that the transaction was taxable to those partners, then why did they not pay the tax liability at the time and have the Company reimburse them from the amounts accrued? We note that the Company did not take into account the risk of audit or detection by the taxing authorities when estimating the probability of the liability. However, we do not understand why the Company (or its partner) would wait until they were audited to pay the taxes or wait until the statute of limitations ran out to reduce the accrued liability, especially considering you already determined that it was probable such amounts were due. Please explain.

Response:

The partners did not pay the tax liability at the time of the reorganization transaction because the Company and its external advisors felt there was a reasonable possibility of a favorable outcome. The Company and its external advisors believed the tax positions related to the restructuring transactions were appropriate and supportable under local tax law and the Company intends to defend, as needed, tax positions taken by the partners. A favorable outcome is still possible through either issues not being identified on audit by tax authorities, a successful defense of the position, or expiration of the statute of limitations, so it is not appropriate to pay the tax liability at the time of the transaction, or at any time, unless administrative and legal processes have concluded and resulted in an actual unfavorable outcome.

Following the guidance of SFAS 5, the Company and its external advisors determined that for some partners the circumstances surrounding the reorganization transactions met the definition of a loss contingency as defined in SFAS 5, par. 1, as the transactions in some cases created uncertainty as to possible loss, the outcome of which will ultimately be resolved when one or more future events occur or fail to occur. The reorganization transactions and the process we used to determine for which partners we had a loss contingency were previously described in our letter dated November 30, 2005. The relevant future event would be if we were not successful in defending the tax position in an assessment raised by a tax authority. As you noted, consistent with income tax accounting principles, we did not factor in the risk of audit or detection in our analysis so this was not considered to be a relevant future event.

SFAS 5, par. 8 requires accrual of loss contingencies if information indicates that it is probable a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. As described in our letter dated November 30, 2005, we determined for some partners that it was probable an unfavorable outcome would result if the transaction were examined by tax authorities. We were able to reasonably estimate the potential loss, so the SFAS 5 accrual criteria were met and we accrued a liability.

As stated in our letter dated November 30, 2005, Accenture management represented to the partners its intention to pursue reorganization transactions in which all partners would be treated on a substantially equal basis and none would incur either immediate or disproportionate individual income tax in their local jurisdictions as a result of exchanging their interests and entering the new corporate structure. The term immediate or disproportionate refers to the general criteria used by management to determine whether to reimburse partners for any tax that may arise from the reorganization transactions. As the tax would be an individual income tax of certain Accenture partners, Accenture was not legally obligated to pay the tax. The legal obligation rested with the individual partners. However, through representations made by management, Accenture agreed to reimburse partners for any immediate or disproportionate individual income tax they incur as a result of the transactions.

In this case, immediate means that the tax was due as a result of the reorganization transactions. In many cases, some of the partners would eventually owe tax on the shares received in the reorganization transaction at some time in the future, such as when they sell these shares. Accenture does not intend to reimburse partners for any tax that may be due at the time they sell their shares. However, Accenture would reimburse partners for any tax they may incur as a result of receipt of the shares at the time of the reorganization transaction. This is what is meant by immediate individual income tax.

Accenture would also reimburse partners for any disproportionate tax they incur. A disproportionate tax includes an individual income tax due by some partners at the time of the reorganization that was not due by other partners. It also includes situations where a partner is subject to tax at a different rate or amount than other partners in the same jurisdiction.

If an assessment of an immediate or disproportionate tax related to the reorganization transactions occurs, the Company will use available administrative or legal processes to defend the tax position. If ultimately this assessment results in an unfavorable outcome, the Company will make a payment at that time.
•	We note that “Accenture management communicated to its partners that if a partner reported for tax purposes the reorganization transaction in a satisfactory manner, the Company would provide a legal defense to that partner if his or her reporting position was challenged by the relevant tax authority”. Please explain to us in detail what you mean by reporting the reorganization transaction “in a satisfactory manner”, and how you considered it in determining whether the partners’ tax position would not be sustained on audit.

Response:

Reporting the transaction “in a satisfactory manner” means that the partners, in their individual income tax filings, reported the transaction accurately and consistently with reporting positions developed by the Company with the assistance of external tax advisors. This was considered in determining whether the Company would reimburse a partner for any immediate or disproportionate tax due as a result of the reorganization transactions. If the partner did not report the reorganization transaction in a satisfactory manner, the Company did not intend to reimburse the partner for any resulting tax. Reporting in a satisfactory manner was not a factor in the technical evaluation of whether the partners’ tax position would not be sustained on audit. The Company communicated to the partners its expectation they would report the reorganization transaction in a satisfactory manner and, for purposes of establishing and quantifying the liability, the Company assumed that all partners complied with this expectation.

•	Also, as previously requested, provide a breakdown of the liability by tax jurisdiction.

Response:

The Company will provide a breakdown of the liability by tax jurisdiction separately.
************

     Please do not hesitate to call Laurent C. Lutz at 312-693-7031 or Douglas G. Scrivner at 650-213-2136 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours, Accenture SCA, represented by its general partner, Accenture Ltd, itself represented by its duly authorized signatory
/s/ Douglas G. Scrivner
By: Douglas G. Scrivner